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                                                                      EXHIBIT 2

NEWS RELEASE                              FOR FURTHER INFORMATION
                                          RICHARD KAMP, V.P.
FOR IMMEDIATE RELEASE                     COMMUNITY BANKSHARES, INC.
                                          (603) 224-1100

                                          PHILIP M. STONE, PRESIDENT
                                          CENTERPOINT BANK
                                          (603) 668-1444


                  COMMUNITY BANKSHARES, INC., PARENT COMPANY
                 OF CONCORD SAVINGS BANK, AND CENTERPOINT BANK
                         JOINTLY ANNOUNCE MERGER PLANS

  Concord, NH--August 30, 1995--Community Bankshares, Inc. (NASDAQ NMS: CBNH) parent company of Concord Savings Bank, and Centerpoint Bank (NASDAQ: CPOB) today jointly announced the signing of a definitive merger agreement under which Centerpoint Bank (Centerpoint) will operate as a separate commercial bank subsidiary of Community Bankshares, Inc. (Community). Under the agreement, each share of Centerpoint Bank common stock will be exchanged for
1.073 shares of Community Bankshares, Inc. common stock in what is expected to constitute a tax free exchange. Based on the last sale of Community common stock the exchange is worth approximately $17.70 per share exchanged. The transaction, which will be accounted for as a pooling of interests, is therefore valued at approximately $10.5 million and is expected to be accretive to earnings per share of the combined company in the first year. The proposed transaction is subject to state and federal regulatory approval as well as approval by shareholders of both companies. As part of the transaction Centerpoint has issued an option to Community which, under certain conditions, can be converted into Centerpoint stock equal to 19.9% of the then proforma common shares outstanding. The merger will approximately double Community's commercial banking component, and represents for Community its most significant entry into Hillsborough County, the largest banking market in New Hampshire.

  Centerpoint will retain its local identity and current management, and will operate as a wholly owned subsidiary of the parent company. It is planned that Centerpoint will continue its highly successful, personalized business to business banking approach while gaining increased ability to expand and develop its product lines, service capability and market outreach in the southern New Hampshire area.

  Centerpoint, a state chartered commercial bank, has $81 million in assets, is headquartered in Bedford, New Hampshire and operates banking offices in Manchester and Nashua. Following consummation of this transaction, Community's two banking subsidiaries would operate a total of 8 banking offices and 4 remote service units in Merrimack and Hillsborough counties. On a consolidated basis, Community would have total assets of $507 million, total deposits of $384 million, total loans of $322 million and total stockholders' equity of $35 million.

  In making today's announcement, Douglas Crichfield, president and chief executive officer of Community stated "We are extremely pleased to have reached this agreement with Centerpoint Bank. Centerpoint is a profitable, well run community bank with a proven track record of delivering high quality commercial banking services to businesses and professionals in Hillsborough County, the largest market for financial services in New Hampshire. As such, they bring a great deal of market and product synergy to us, complementing our dominant position in Merrimack County, home of the State's capital, by providing a presence in Hillsborough County. Our strong consumer, mortgage and municipal businesses fit nicely with their commercial banking expertise. We are eager to join forces with Centerpoint to build upon our individual and mutual strengths in serving the individuals, businesses and municipalities of central and southern New Hampshire."


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  Philip Stone, president and chief executive officer of Centerpoint Bank, stated "We are excited to be affiliating with Community Bankshares, Inc., a leading community bank in their markets and an organization which shares our commitment to customer service and relationship building. We bring to the combined entity an important commercial banking presence in Hillsborough County. We are anxious to move forward together."

  Community Bankshares, Inc. is traded on the NASDAQ National Market System under the symbol "CBNH". Deposits in the company's principal subsidiary, Concord Savings Bank, are insured up to applicable limits by the Federal Deposit Insurance Corporation. The Concord Savings Bank subsidiary offers a wide range of financial services to businesses, consumers and municipalities throughout New Hampshire with five offices in central New Hampshire.

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